SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 28th, 2008

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM’S MOMENTUM CONTINUES:
ACHIEVES RECORD RESULTS FOR Q4 & 2007

– Q4- $7.5M Revenues, $1.8M Net Profit, 22% Operating Margin –
– 2007- $26.8M Revenues, $1.00 EPS –

        KFAR SAVA, Israel – January 28, 2008 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported record results for the fourth quarter and twelve months ended December 31, 2007.

        Revenues for the fourth quarter of 2007 increased by 49% to $7.5 million compared with $5.0 million for the fourth quarter of 2006. These are the Company’s highest quarterly revenues on record, and represent 13% sequential growth compared to the third quarter of 2007. Net income for the period increased by 71% to $1.8 million, or $0.27 per diluted share ($0.28 per basic share), compared to $1.1 million, or $0.20 per diluted share ($0.21 per basic share), for the fourth quarter of 2006. Operating margin for the quarter increased to 22% compared with 19% for the fourth quarter of 2006.

        Revenues for 2007 increased by 66% to $26.8 million compared with $16.1 million for 2006. These are the Company’s highest annual revenues on record. Net income for 2007 increased by 142% to $6.3 million, or $1.00 per diluted share ($1.03 per basic share), compared with $2.6 million, or $0.49 per diluted share ($0.51 per basic share), for 2006. Operating margin for the year increased to 21%, compared with 15% for 2006.

        As of the end of 2007, the Company’s cash and equivalents totaled $32.9 million, compared with $9.3 million at the end of 2006.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are proud to report the strongest quarter and year in our history, both of which set new records in terms of revenues, operating profit and net income. These exciting results are being driven by the accelerated growth of our target WAN Optimization, Security and other Network Appliances markets, which continue to exhibit strong demand for our advanced multi-port connectivity and BYPASS products; moreover, we have been growing faster than our target markets through our success at expanding our business with existing customers while continuing to achieve new design wins.”

        Mr. Orbach continued, “We are particularly pleased to record a steady rise in our operating margin to its current level of 21%, a demonstration of the leverage inherent in our business model. Having accumulated a total of more than 50 Design Wins in a variety of market segments for the full range of our products, we are not dependent upon any single market segment, and feel well positioned to continue delivering growth in the future.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, January 28th, at 9am EST (6am Pacific Time, 4pm Israel Time) to review and discuss the results. To participate, please call one of the following numbers approximately 10 minutes before that time.

US: 1 888 281 1167

UK: 0 800 917 9141

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

At: 9am Eastern Time, 6am Pacific Time, 4pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 646 201 9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd.
Consolidated Summary of Results
U.S. dollars, in thousands, except for per share amounts

	Three-month period ended December 31,		Twelve-month period ended December 31,
	2007	2006	2007	2006

Sales	$7,478	$5,017	$26,784	$16,118
Cost of sales	4,470	3,022	16,094	9,827

Gross profit	3,008	1,995	10,690	6,291

Research and development costs	621	460	2,208	1,820
Selling and marketing expenses	390	294	1,537	1,105
General and administrative	331	291	1,189	980

	1,342	1,045	4,934	3,905

Operating income	1,666	950	5,756	2,386

Financial income, net	307	70	956	167

Income before taxes on income	1,973	1,020	6,712	2,553
Taxes on income	153	(46)	432	(46)

Net income	$1,820	$1,066	$6,280	$2,599

Basic income per share	$0.28	$0.21	$1.03	$0.51

Weighted average number of shares
outstanding - Basic EPS (in thousands)	6,560	5,199	6,122	5,138

Diluted income per share	$0.27	$0.20	$1.00	$0.49

Weighted average number of shares
outstanding - Diluted EPS (in thousands)	6,760	5,404	6,309	5,341

Silicom Ltd.
Consolidated Balance Sheets
(U.S. dollars, in thousands)

	December 31, 2007	December 31, 2006

Assets

Current assets
Cash and cash equivalents	$14,216	$4,513
Short term investments	3,516	1,009
Trade receivables	6,545	3,277
Other receivables	505	301
Inventories	4,078	3,739
Deferred taxes	73	46

	28,933	12,885

Long term investments	15,210	3,811
Assets held for employees' severance benefits	952	730
Property and equipment, net	675	379
Other assets	39	48

Total assets	$45,809	$17,853

Liabilities and shareholder's equity

Current liabilities
Trade payables	2,997	2,481
Other payables and accrued liabilities	1,882	971

Total current liabilities	4,879	3,452

Liability for severance pay	1,596	1,220

Total liabilities	6, 475	4,672

Shareholders' Equity
Share capital and additional paid in capital	31,747	11,874
Treasury stock	(38)	(38)
Retained earnings	7,625	1,345

	39,334	13,181

Total liabilities and shareholders equity	$45,809	$17,853